Office of Technology

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

January 25, 2022

Re:	T Stamp, Inc.

Offering Statement on Form 1-A

File No. 024-11724

Ladies and Gentlemen:

On behalf of T Stamp, Inc., I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Wednesday, January 26, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Gareth Genner

Gareth Genner

Chief Executive Officer

T Stamp, Inc.

Cc:	Andrew Stephenson Esq.

CrowdCheck Law LLP